UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report of foreign private issuer on Form 6-K (this “Report”) is hereby incorporated by reference in the registration statements of MKDWELL Tech Inc. on Form F-3 (No. 333-296481) and Form S-8 (No. 333-294774), to the extent not superseded by documents or reports subsequently filed or furnished.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On September 11, 2026, MKDWELL Tech Inc. (the “Company”) entered into an At the Market Offering Agreement (the “Sales Agreement”) with Maxim Group LLC (the “Agent”) with respect to an at-the-market offering program (the “Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of no par value of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $100,000,000 (the “Shares”) through or to the Agent, as the sales agent or principal. The issuance and sale, if any, of the Shares by the Company under the Sales Agreement will be made pursuant to the Company’s registration statement on Form F-3 (No. 333-296481), and prospectus supplement related to the Offering Program filed with the Securities and Exchange Commission on September 11, 2026 (the “Prospectus Supplement”).

Subject to the terms and conditions of the Sales Agreement, the Agent may sell the Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Capital Market for the Ordinary Shares. The Agent will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose), provided that the number or dollar amount of Ordinary Shares sold hereunder does not exceed the lesser of (a) the number or dollar amount of Ordinary Shares registered and currently available on the Registration Statement and as reflected on the Prospectus Supplement, pursuant to which the offering is being made, (b) the number of authorized but unissued Ordinary Shares (less the number of Ordinary Shares issuable upon exercise, conversion or exchange of any outstanding securities of the Company or otherwise reserved from the Company’s authorized shares), or (c) the number or dollar amount of Ordinary Shares that would cause the Company or the offering of the Shares to not satisfy the eligibility and transaction requirements for use of Form F-3, including, if applicable, General Instruction I.B.5 of Form F-3 immediately prior to the filing of the Prospectus Supplement. The Company will pay the Agent a placement fee in an amount equal to (i) three percent (3.0%) of the gross sales price of the Ordinary Shares sold under the Sales Agreement with respect to the portion of aggregate gross proceeds up to and including $10 million, (ii) two and three-quarters percent (2.75%) with respect to aggregate gross proceeds in excess of $10 million and up to and including $20 million, and (iii) two and a half percent (2.5%) with respect to aggregate gross proceeds in excess of $20 million, and has also agreed to reimburse the Agent for certain specified expenses, including (i) up to $50,000 in connection with the fees and expenses of the Agent’s counsel (excluding periodic due diligence fees), and (ii) up to $5,000 per fiscal quarter while the Sales Agreement remains in effect and the Agent performs quarterly due diligence. The Company has made certain customary representations, warranties and covenants concerning the Company and its Ordinary Shares in the Sales Agreement and has also provided the Agent with customary indemnification and contribution rights.

The Company is not obligated to make any sales of Ordinary Shares under the Sales Agreement and there is no guarantee that any such sales will be completed. The offering of Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Shares subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

The foregoing description of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed as Exhibit 1.1 to this Report and incorporated herein by reference.

The Company intends to use the net proceeds from any issuances through the Offering Program for general corporate purposes, which may include additions to working capital, financing of capital expenditures, future acquisitions and strategic investment opportunities, although it has no current plans, commitments or agreements with respect to any such expenditures, acquisitions or investment opportunities as of the date hereof.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT INDEX

Exhibit	Description

1.1	At the Market Offering Agreement dated September 11, 2026, by and between MKDWELL Tech Inc. and Maxim Group LLC
5.1	Opinion of Mourant Ozannes (British Virgin Islands)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	September 11, 2026